Via Facsimile and U.S. Mail
Mail Stop 4720

March 29, 2010

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: Lincoln National Corporation
Preliminary Proxy Statement Filed March 12, 2010
File No. 1-06028

Dear Mr. Crawford:

We have reviewed your correspondence filed March 26, 2010 with your proposed revisions to your preliminary proxy statement and have the following comment. If you disagree, we will consider your explanation as to why our comment may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 26

The 2009-2011 Performance Award Cycle, page 39

1. We have reviewed your response regarding prior comment four. Please supplementally provide us with an example of how the disclosure of the target level of Growth in Income from Operations per Diluted Share which you established for your 2009-2011 Performance Award Cycle, when combined with your releases of historical earnings results, would provide your competitors with information to then alter their own strategic plans accordingly to more effectively compete with you in the market place. Alternatively, please revise your disclosure to disclose this target level.

* * *

Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director